October 20, 2006

TO:	Ms. Kristi Beshears Staff Accountant Division of Corporate Finance Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549

CC:	Mr. Daniel L. Gordan Branch Chief Division of Corporate Finance Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549

Re:	China Finance Online Co. Limited Form 20-F for the year ended December 31, 2005 (File No. 000-50975)
Dear Ms. Beshears,
     I refer to your fax of September 21, 2006 to China Finance Online Co., Limited (the “Company”) regarding SEC comments on the Company’s Form 20-F filed on May 23, 2006 and our letter addressed to you through confidential submission via EDGAR dated September 7, 2006. On September 26, 2006, we submitted a letter addressed to you through confidential submission via EDGAR and indicated that we expected to provide responses to the SEC comments by October 20, 2006. The Company has been working with its accountants to prepare responses to the comments, but we are unable to respond by October 20, 2006 as previously expected. Therefore, we respectfully request that we be allowed two additional weeks to file the responses. We expect that we will be able to provide responses to the SEC comments via EDGAR by November 3, 2006. In the event that we encounter unexpected difficulties in meeting the November 3, 2006 deadline, we will contact you in advance.
     We appreciate your understanding. Please direct all future correspondence with respect to this matter to the Company as set forth below:

China Finance Online Co. Limited
9th Floor of Tower C, Corporate Square
No. 35 Financial Street
Xicheng District, Beijing 100032
People's Republic of China
Tel: +86 (10) 5832 5288
Fax: +86 (10) 5832 5200
Attention: Jun Wang

Ms. Kristi Beshears and Mr. Daniel L. Gordan, October 20, 2006 — Page 2

With a copy to:

O’Melveny & Myers LLP
Plaza 66, 37th Floor
1266 Nanjing Road West
Shanghai 200040
People’s Republic of China
Tel: +86 (21) 2307-7068
Fax: +86 (21) 2307-7300
Attention: Todd Bissett, Esq.
     I would appreciate your acknowledging receipt of the letter by emailing me at jwang@jrj.com.
     Thank you for your assistance in this matter.

Very truly yours,
/s/ Jun Wang
Jun Wang
Chief Financial Officer China Finance Online Co. Limited

cc:	Howard Zhang, Esq. David Lin, Esq. Todd Bissett, Esq.